ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

RECEIVED
2004 NOV 24 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 18, 2004

04046442

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
DEC 08 2004
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
18 November 2004 – (ASX Announcement & Media Release – Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

18 November2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

HIGHLIGHTS:

USA
Todco Barge rig arrives at Bay Courant, Louisiana.
Langford 25 well (Hardeman County, Texas) drilling ahead at 8,608 feet.

AUSTRALIA
Gas Shows reported in Trefoil-1, T18P, Bass Basin, Tasmania.

Bay Courant Project, Lafourche Parish, South Louisiana (FAR 20%)

TODCO Rig 46 has mobilised to the Bay Courant area and subject to favourable tide conditions is expected to be positioned over the proposed drilling location during the next few hours in preparation for the drilling of the SL 17316 #1 well. The well is expected to reach planned total depth of 12,900 feet in approximately 25 to 30 days from spud.


(TODCO Barge Rig, South Louisiana, courtesy www.carlmaples.com)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The well is being drilled pursuant to a turnkey drilling contract between the Operator, Inflow Petroleum Resources ("IPR"), LP and Drilling Partners LLC.

The Bay Courant Project is a low risk, normally pressured test of multiple Miocene oil and gas targets with good upside potential located in the intracoastal State waters, Lafourche Parish, South Louisiana.

Bay Courant Field is approximately 40 miles south-southwest of New Orleans and approximately 7 miles southwest of Golden Meadow. The field was discovered in 1973 by Tenneco Oil Company and has produced 5.1 billion cubic feet of gas and 0.4 million barrels of oil and condensate from three wells. The field has been inactive since 1980 and is believed to be a south westerly extension of the prominent Golden Meadow Field (deep-seated salt dome) presently operated by Apache Corporation with a fault block adjacent to Bay Courant that has produced in excess of 70 billion cubic feet of gas.

The initial prospect is mapped as a structural closure against a downthrown fault and is supported by 3D seismic acquired in 1998, earlier 2D Amoco and Tenneco seismic, sub surface well control and engineering studies. The attractive character of the area is manifested in wells drilled by several large companies including Texaco and Tenneco. Significantly, FAR has enjoyed success in earlier programs located regionally at Kings Ridge, Lake Raccourci and Isle of St Jean Charles.

Prospect potential has been estimated by Arnold P Milton, a Houston based consulting geologist and geophysicist, who was also the generator of the Bay Courant Prospect. Milton has mapped 8 objectives in the non pressured section with recoverable potential in the order of several million barrels of oil and up to 24 BCF gas. Whilst this case is considered to be at the higher end of possible outcomes, it none the less supports the overall potential of this multiple objective play.

Potential has also been evaluated by IPR who estimate the Prospect as having proved reserves of 5.8 billion cubic feet of gas, 0.52 million barrels of oil and additional probable reserves of 1.7 BCF and 0.41 million barrels from 4 sands in the normally pressured section.

The initial development well, a normally pressured 12,900 foot test, will be drilled from a barge rig. A pipeline is located less than one mile from the drill site, providing good logistics for early sales.

The Primary objective Dulac Sand at Bay Courant shares a common aquifer with the Golden Meadow Field accumulation to the northeast. Two shallower sands which are also regionally productive in nearby fields, the Bourg and Pelican Sands, extend from 11,700 to 12,000 feet at Bay Courant but with no well completions to date. The Pelican Sand at Bay Courant is gas-condensate productive by drill-stem test, and the Bourg Sand is oil-prospective based on a well log show.

A deeper Bay Courant structure, mapped on seismic, is also yet to be evaluated by a test well at a crestal location. Known as the "Pr Zone" this play provides significant upside in the deeper pressured sands similar in concept (although smaller) than FAR's recent Lake Long Deep test. Majors have expressed an interest in farming into the lease for a deep test.

FAR's working interest at Bay Courant will reduce to 15 percent once payout has been achieved which is estimated to be within 10 months provided the program proceeds according to plan. FAR is the only listed entity participating in the project with other interests held by North American entities.

<u>Langford 25 #3H-TXV Horizontal, Hardeman County, Texas</u>

At the date of this report the Langford 25 #3H-TXV was drilling ahead in directional hole at 8,608 feet. Planned operations comprise the re-entry, sidetrack and extension of the existing Langford 25 #3H-TXV well-bore located in Hardeman County, Texas. A schematic of the original well path is attached to this release. The objective of the program is to lift oil production in the well by drilling new directional hole.

The initial Langford horizontal well was drilled during July 2001 and penetrated a seismically defined Mississippian mound of excellent porosity and permeability some 305 feet above the lowest known oil based on then existing well control.

During 2001, the well was placed on line and produced at the rate of 108 barrels of 50° gravity oil and 110 thousand cubic feet of gas per day on a 12/64 inch choke at a flowing tubing pressure of 1250 psi, but has since declined to 10 barrels of oil per day. The Langford lease is supported by a tank battery comprising four (4) 300 barrel tanks to handle oil production.

The closest analogue to this project with a similar structure and drainage area is an Ensearch well in the Apex Field that has produced 1.5 million barrels of oil from 185 feet of pay and is still producing. Independent geological reports suggest an oil column of the magnitude of the Loveless-Langford well (305 feet of potential pay) should therefore recover a considerable amount of oil leading to the decision to undertake this program


A
A'
RIO
RIO PETROLEUM, INC.
PROPOSED RE-ENTRY HORIZONTAL
Langford "25" No. 3H-TXV
STRUCTURAL CROSS-SECTION
A - A'
Hardeman County, Texas
CHESTER LIMESTONE
MERAMEC SHALE
MERAMEC LIMESTONE
CHAPPEL

FAR has an 18.25 percent working interest in the above program, the existing well and 80 acre production unit. Other interests are held by North American entities. The Operator is Rio Petroleum Inc, of Amarillo, Texas.

Gas Shows reported in Trefoil-1, Bass Basin – T18P (Royalty Interest)

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P (map attached) where the Trefoil-1 well was reported to have encountered gas shows in the primary objective Eastern View Coal Measures. The report lodged during the week by Origin Energy states:

> "the gas exploration well Trefoil 1 has encountered the top of the main intra Eastern View Coal Measures reservoir objective at a depth of 2732 metres below rotary table (mRT). **Good gas shows were recorded on penetration of the first of several separate sand packages predicted to be developed beneath effective shale seals in the low relief Trefoil structure.**
>
> As at 1600 hours (EDST) 16 November the operation was pulling out of hole prior to running in with a core barrel.
>
> At this stage it is too early to make any comment on the significance of the gas indications.
>
> The well is located in the Tasmanian off-shore exploration permit T/18P within Bass Strait, approximately 37 km west of Yolla Production Platform, 114 km southwest of Wilson's Promontory, and 59 km north-northeast of Three Hummock Island.
>
> Planned total depth of the well is 3154 mRT. The objective reservoirs are sandstones within the Eastern View Coal Measures which are the same age as the main Yolla Field gas reservoirs."

The royalty interest was created by a Deed of Assignment and Grant of Royalty dated 19 March 1986 made between First Australian Resources NL et al and Amoco Australia Petroleum Company ("Amoco") and South Australian Oil & Gas Corporation Pty Limited ("SAOG") pursuant to which a participating interest in T18P was assigned in exchange for an over-riding royalty interest.

The Deed establishing the royalty interest was registered by the relevant authority under the Petroleum (Submerged Lands) Act on 23 March 1986. The overriding royalty is based on a share of gross production net of Government royalty and resource rent tax.

As a royalty holder FAR does not receive information on activities within the block, however public domain data lodged with the ASX indicates the Trefoil Prospect has potential Reserves of 300 PJ and 36 million barrels of liquids.

Further information on the Trefoil Prospect may be found at **www.awexp.com.au.**

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au


Yolla Field
323 PJ
31 mmb liquids
Yolla-3,4
T/L1
T/RL1
(AWE 30%)
Bass 1
Yolla 1
Yolla 2
Chappel
Aroo East
Aroo 1
T/18P
Trefoil
Robbins
Montague
White Ibis 1
Bago 3
Trefoil Prospect
Potential Reserves 300 PJ
36 mmb liquids
White Ibis Field
50 PJ
5 mmb liquids
LEGEND
KILOMETRES
LOCALITY MAP
VICTORIA
Melbourne
BASS BASIN
TASMANIA
Bass Basin
PROSPECTS AND LEADS